File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 26th., 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 26th., 2003

Vitro Expands Production Capacity
To Fulfill Growing Glass Container Demand

San Pedro, Garza Garcia, Nuevo Leon, Mexico, March 26, 2003 - Vitro announced today that, in order to increase its production capacity and to fulfill current and future customer needs, it completed upgrading the largest furnace in Vitro's Glass Container operation's network at Vidriera Querétaro.

A close to US$21 million investment, the expansion project will increase Vidriera Queretaro's monthly production capacity by up to 15 million units and meet increasing demand for glass soft drink, beer, wine and liquor, and food containers.

By increasing its capacity, Vitro will satisfy consumers' growing need and preference for transparent, light, high-quality, and hygienic containers.

The new furnace, which is currently operating, will also add to Vitro's state-of-the-art Glass Container operation's network and will enable the company to compete with the most advanced production technology worldwide.

"Our expansion meets our customer's growing needs. Sales of our glass containers products are rising, and this furnace will provide an immediate answer to market demand," said Roberto Rubio, Vice President of Vitro's Glass Containers and Glassware Operations.

The new furnace offers Vitro a number of competitive advantages. It will:
* Expand Vidriera Queretaro's capacity by 25%
* Increase operating efficiency, benefiting customers
* Ensure the company's high quality standards
* Significantly reduce the company's energy consumption, protecting the environment

"The upgraded furnace will allow us to fulfill the soft drink market's increasing demand for our top-quality glass containers," said Alfonso Gomez Palacio, Vitro's Sales and Marketing Vice President.

"Having worked closely with our soft drink customers for many years, I'm always enthusiastic about offering them just what they want, when they need it," added Gómez Palacio.

One of Vitro's six production facilities in Mexico, Vidriera Queretaro (Viquesa) focuses on manufacturing glass containers for the company's domestic and export markets, and generates the best efficiency ratios.

In 2002 Vitro's Glass Containers business' sales increased 0.9% to US$977 million and accounted for 42% of Vitro's consolidated sales. Excluding the effect of the company's April 2002 divestiture of Ampolletas, Glass Containers' sales would have risen by 3.2% versus 2001.

Year-over-year, Glass Containers' 2002 EBIT and EBITDA increased 28.7% and 9.6%, respectively, reaching US$117 million and US$214 million.

Vitro actively promotes and educates the public about the myriad advantages of glass recycling and environmental protection. The company coordinates, sponsors, and directly participates in a number of national and international programs and initiatives. In Mexico, Vitro supports approximately 52 joint recycling programs with communities, schools, hotels and restaurants, federal, state and local governments, and disposal collecting centers, among others.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

(Media Relations - Monterrey): Albert Chico Smith Vitro S.A. de C.V. +(52) 81 8863-1335 achico@vitro.com	(Media - Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Investor Relations): Beatriz Martinez Vitro S.A. de C.V. +(52) 81-8863-1258 bemartinez@vitro.com	(US agency): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com